UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 11, 2021, Medigus Ltd. (the “Company”), held an extraordinary general meeting of its shareholders, (the “Meeting”), however, the Meeting was adjourned for one day to the same time and place due to lack of quorum. Accordingly, the Company’s adjourned Meeting will be convened on Friday, February 12, 2021 at 10:00 a.m. (Eastern Time) / 5:00 p.m. (Israel time), and will be held virtually via a Zoom videoconference (the “Adjourned Meeting”). If a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Proxy cards delivered for the Meeting will be voted at the Adjourned Meeting.

Shareholders who wish to participate in the Adjourned Meeting are asked to register to attend, in person or by a designated representative, by e-mailing, no later than at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time) on Friday, February 12, 2021, a notice of attendance (the “Notice”) together with a confirmation of ownership, confirming the ownership of our Ordinary Shares or American Depository Shares at the close of business on January 19, 2021, the record date for the Meeting, to the Company’s Chief Financial Officer, Mr. Oz Adler at oz.adler@medigus.com. The Adjourned Meeting’s Zoom link will be sent to the e-mail address indicated in the Notice, along with further instructions.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration Nos. 333-237774 and 333-238162) and Form S-8 (Registration Nos. 333-206803, 333-221019 and 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: February 11, 2021	By:	/s/ Oz Adler
Oz Adler
Chief Financial Officer